                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investment in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act File Number:              Date examination completed
              811-09599                                     April 30, 2008

2.   State identification Number:

       AL          AK   AZ       AR        CA   CO
       CT          DE   DC       FL        GA   HI
       ID          IL   IN       IA        KS   KY
       LA          ME   MD     MA None     MI   MN
       MS          MO   MT       NE        NV   NH
       NJ          NM   NY       NC        ND   OH
       OK          OR   PA       RI        SC   SD

       TN          TX   UT       VT        VA   WA
       WV          WI   WY   PUERTO RICO
Other (specify):

3.   Exact name of investment company as specified in representation statement:
     State Street Master Funds

4. Address of principal executive office (number, street, city, state, zip code): P.O. Box 5049, Boston, MA 02206

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
State Street Master Funds

We have examined management's assertion, included in the accompanying "Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940," that State Street Master Funds (the "Trust") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 30, 2008. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2008, without prior notice to management, and with respect to agreement of security purchases and sales, for the period from December 31, 2007 (the date of our last examination), through April 30, 2008:

- Confirmation of all securities held by the Depository Trust Company, Federal Reserve Bank and International Depositories in book entry form, at an omnibus level for the Custodian;

- Confirmation of all securities out for transfer with brokers, or by other appropriate auditing procedures where replies from brokers were not received;

- Reconciliation of all such securities between the books and records of the Trust and the Custodian, on a fund level;

- Review of the reconciliation procedures performed by the Custodian at an omnibus level between Depository Trust Company, Federal Reserve Bank and International Depositories and the books and records of the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with State Street Bank & Trust Co. records; and

- Agreement of a sample of security purchases and security sales or maturities since our last report from the books and records of the Trust to broker confirmations, or subsequent cash activity, where replies from brokers were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that State Street Master Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of April 30, 2008, with respect to securities and similar investments reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of State Street Master Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                        /s/ Ernst & Young LLP
                                        -------------------------------------
                                        Ernst & Young LLP

Boston, Massachusetts
August 12, 2008

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

August 12, 2008

We, as members of management of State Street Master Funds (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 2008, and from December 31, 2007 through April 30, 2008.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of April 30, 2008, and from December 31, 2007 through April 30, 2008, with respect to securities reflected in the investment account of the Trust.

                                        State Street Master Funds


                                        By:

                                        /s/ Gary French
                                        ----------------------------------------
                                        Gary French
                                        Treasurer